Exhibit 99.1

Origin Agritech Limited Reports Financial Results for the Twelve Months Ended September 30, 2007

BEIJING--(BUSINESS WIRE)--Origin Agritech Limited (NASDAQ: SEED) (“Origin” or the “Company”), a technology-focused supplier of crop seeds in China, today announced financial results for the year ended September 30, 2007. These fiscal year results reflect the Company’s financial results during the period from October 1, 2006 to September 30, 2007. Origin prepares its financial statements in accordance with generally accepted accounting principles (GAAP) of the United States.

FINANCIAL RESULTS OVERVIEW

For the year ended September 30, 2007, we generated revenues of RMB489 million (US$65.2 million), a decrease of 6.23% from RMB 521.9 million (US$66.0 million) in revenues generated in the twelve months ended September 30, 2006.

Our results of operations were materially impacted this year by certain industry factors. These factors included (1) Circular (Guo Ban Fa [2006] No 40) issued by the State Council which required separate local, provincial seed authorities from existing commercial sales affiliates by June 30, 2007. As a result of these regulations, many local seed producers ceased operations and a significant amount of seed was sold at lower than expected price levels as these businesses needed to liquidate their remaining inventory; (2) an over-production of crop seed supply in the marketplace. These aforementioned factors were pervasive throughout the entire Chinese crop seed industry this year.

Revenues

The industry environment this year caused us to liquate a portion of our crop seeds as scrap sales. While these sales only amounted to 2.12% of our total revenues for the year ended 2007, they materially impacted our overall gross margin by 8.25%. During fiscal year 2007 we also wrote off a significant portion of our seed inventory of RMB77.24 million (US$ 10.31 million), which was recorded as cost of revenues. Excluding these temporary scrap sales and the impairment of inventory, our gross margins for the period were 30.09% as compared to our 30.73% gross margins for the twelve months ended September 30, 2006.

With regards to our fiscal year 2007 normal product line results, exclusive of scrap sales, normal corn seed products remains our strongest product, producing 74.36% of our sales, as compared to 65.03% in the twelve month ended September 30, 2006 period and 64.79% for the nine months ended September 30, 2006. The total revenue from corn seed grew 4.94% to RMB356.17 million in fiscal year 2007 from RMB 339.39 million in the 12 months ended September 2006. Margins decreased 5.42% from 37.38 % in the 12 months ended September 2006 to 31.96% in fiscal year 2007, mostly as a result of the increased industry pressure due to the change in government regulations. Cotton margins increased 0.69% to 28.43% in fiscal year 2007 from 27.74% in the twelve month period ending September 30, 2006. Volume decreased slightly from 57.9 million kg in the twelve months ended September 30, 2006 to 54.5 million kg in fiscal year 2007. Our first year of canola sales showed 454,521 kg with 53.3% margins.

Our rice product sales in fiscal year 2007 suffered the greatest losses this year. Our revenues for the rice unit, exclusive of scrap sales, for the year ended September 30, 2007 decreased approximately 50.52% to RMB 71.90 million from RMB 145.32 million in the twelve months ended September 30, 2006. The margin decreased from 19.03% in the twelve months ended September 30, 2006 to 15.95% in fiscal year 2007. The unexpected price reduction in the market this year caused us to write-off a large amount of inherited (Feb 2006) inventory from the acquired Denong entity, amounting to RMB75.24 million (US$10.04 million). These rice products were produced prior to 2005, and thus would no longer be viable for the commercial marketplace in 2008.

Total Expenses

Total expenses for the year ended September 30, 2007 were RMB 178.68 million (US$23.85 million), representing an increase of 46.39% from RMB122.06 million (US$15.44 million) for the twelve months ended September 30, 2006.

Selling and marketing expenses for the year ended September 30, 2007 were RMB57.99 million (US$7.74 million), representing an increase of 0.51 % from RMB57.70 million (US$7.30 million) for the year ended September 30, 2006.

General and administrative expenses for the year ended September 30, 2007 were RMB92.25 million (US$12.31 million), representing an increase of 83.74% from RMB 50.20 million (US$6.35 million) for the twelve months ended September 30, 2006.

Research and development expenses for the year ended September 30, 2007 were RMB28.44million (US$3.80 million), representing an increase of 100.88 % from RMB14.16 million (US$1.79 million) for the twelve months ended September 30, 2006. This doubling of expenses amounted to 5.8% of our total revenues, which is roughly in-line with our research and development strategy.

Causes for the increase in G&A expenses this year include the following: (1) additional six months of Jilin Changrong acquisition and additional four months of expenses from Denong Zhengcheng acquisition. Denong was consolidated in February 2006. Changrong was consolidated in April 2007, (2) Salaries and severance fees as a result of the reorganization, increase in welfare benefit expense, salary increase due to new 13th month bonus, (3) increase in professional fees dues to first year of SOX-404 implementation and convertible debt capital raise. Our average headcount and associated salaries during 2007 was 1047. Our current headcount as at December 31, 2007 is 930, as some of the payroll elimination has already taken place at the end of fiscal year 2007.

Net Income

We recorded a net loss applicable to ordinary shareholders of RMB 163.20 million (US$21.78 million) for the year ended September 30, 2007, as compared to the net income of RMB57.82 million (US$7.32 million) for the twelve months ended September 30, 2006.

Balance Sheet

Origin’s balance sheet at September 30, 2007 included cash and cash equivalents of RMB162.31 million (US$21.66 million) as of September 30, 2007, working capital of RMB294.98 million (US$39.37 million), shareholders’ equity of RMB296.92 million, ($39.63 million) and long-term debt of 265.94 million (US$35.94 million). Origin also extended its share repurchase program for up to US$10 million through December 2008.

Fiscal 2008 Guidance

Looking into 2008, we continue to see further industry consolidation. As a result, the overall capacity will gradually return to a rational range and the decline of average selling price will likely slow down. However, we still see the overall inventory remains high throughout the industry and total seed supply still outstrips the demand.

Based on its current outlook, with existing and anticipated business conditions, Origin expects to report revenues range from US$75 million to US$80 million and bottom line range from a net income of US$0.5 million to US$2 million, for the fiscal year ending September 30, 2008. This net income figure is inclusive of roughly US$2.7 million dollars in expected non-cash interest expense from our convertible debt offering. Exclusive of this non-cash expense, we expect a net income range of US$3.0 to US$4.5 million.

INDUSTRY UPDATE

With the rapid growth of the economy in China, demands for higher food production have increased dramatically, most noticeably a major shortage of pork meat. These demands include significant domestic price inflation of food products, the rising consumer desire for higher quality food products, the increased need for fuel including the usage of bio-fuels, and the growing constraints on land. Due to the high demand for corn feed products, China is becoming a net corn importer. The shortage of produced commodity corn and oversupply of corn seed clearly shows the low productivity of the corn acreage in China. Coupled with the already shrinking arable land in China, under the pressure of industrial encroachment and environmental changes, the advantages of GM transgenic varieties of high yield, high quality are obvious. Farmers plant transgenic varieties to both save time and cost, while reducing fieldwork. The Chinese authorities are beginning to promote genetically modified (GM) crop seed research and commercialization to meet the increasing demand of agricultural products.

GMO AND PIPELINE UPDATE

We recognize that genetically modified crop seeds will gain acceptance in China, and we have begun biotech seed development focused on genetic modifications to improve the yields, product quality, as well as herbicide tolerance, insect resistance, nitrogen efficiency, and drought stress tolerance for corn and other corps. We have already been successful in marketing genetically modified BT cotton varieties in China and continue to develop other new seed varieties. Upon introduction, the BT cotton gene was able to increase yield and production value. Farmers paid more for genetically modified seeds and prices increased roughly four-fold for GM cotton seeds. Today, almost all planted acreage in China utilizes GM cotton seed, exclusive of Xinjiang province. We believe that other crop seeds can follow similar product adoption patterns.

Origin’s GMO Phytase corn is expected to be the one of the first transgenic maize approved and sold commercially into the domestic marketplace. Transgenic phytase maize is expected to be commercially launched in 2009. Phytase is currently used as an additive in animal feed to breakdown phytic acid in maize, increasing phosphorus absorption in animals by 60%. Phosphorus is an essential element for the growth and development of all animals, and plays key roles in skeletal structure and in vital metabolic pathways. Phytase, mandatory in several countries for environmental purposes, has a worldwide potential market size of US$500 million, including US$200 million for China alone, according to the China Feed Industry Study. The corn seed market in China is estimated at US$1 billion.

Phytase transgenic maize will allow animal feed producers the ability to eliminate purchasing phytase and maize separately, eliminate the need for mixing the two ingredients together, saving time, machinery, and labor. While currently microbiology is universally used to produce phytase, Origin plans to be the first to introduce transgenic phytase maize. Origin’s GMO Phytase corn is expected to be one of the first transgenic maize approved and sold commercially into the domestic marketplace.

“Development of these biotechnology attributes remains a cornerstone of our business strategy and significant management resources and attention are dedicated to building these capabilities. Our agronomists also become a trusted source to educate farmers on the benefits of genetically modified products. Our high-end processing, production, and quality control will continue to ensure high-quality seed production. We remain optimistic on Chinese government’s forthcoming decision on GM seeds in corn and plan to become the leader in biotechnology and GMO product commercialization in China,” Dr Han commented.

Turning to the competitive landscape, large biotech multinational companies will face obstacles as currently foreign-funded companies are prohibited from the development or production of genetically modified plant seeds, breeding livestock and poultry, and aquatic seeds. We possess exclusive rights in China to five genetic traits in various stages of testing and development. As a domestic company, we can proceed through all five phases of GMO approval, while international entities are restricted to phase one currently. We already have several products in phase 2 to phase 4, and one product in phase 5.

In 2007, we implemented a data mining infrastructure to search for stable, high yielding hybrids. Conventional breeding and biotechnology complement one another. We will build our current hybrid base where we have some of the highest quality germplasms optimized to local environments. We have roughly 100 total products in the market and as of December 2007, we have 12 proprietary corn seed products, 12 proprietary rice seed products and 2 proprietary canola seed products that are in commercial production and distribution. Currently, we have 9 breeding stations and employ 142 full time research personnel.

GUANGXI FORTUNELAND UPDATE

After a thorough due diligence process and evaluation, the Company has decided to withdraw the Guangxi Fortuneland acquisition project. The company believed that the large fertilizer company presented a significant amount of integration risk to our base crop seed business and presented significant working capital requirements. As a result, the company has chosen to invest both time and capital towards development of additional high end products.

2007 OVERVIEW

During the 2007 year, Origin made progress towards achieving its long-term goals and fulfilling its business plan, as follows

  As a part of a company-wide restructuring, the company reorganized into 3 distinct business units: 1) Corn, 2) Rice and Canola, and 3) Cotton and Agricultural Chemicals. Each business unit will be able to focus on its specific strengths and challenges to meet its long-term goals.
  The Company received approval to begin marketing hybrid rice in neighboring Vietnam.
  Also, Origin’s subsidiary, Biocentury Transgene (China) Co. Ltd. was approved to market 3 insect-resistant GMO hybrid cotton seeds in India in 2008.
  During 2007 Origin acquired another 9.18% ownership in Jilin Changrong Seed Company. This acquisition brought the Company into a 51.7% ownership position and enabled the Company to gain access to over 40 proprietary hybrid crop seeds.
  US$40 million investment through 5-year notes from Citadel Investment Group, LLC.

CONFERENCE CALL

Management will conduct a conference call on Thursday, February 28, 2008 at 9:00 am Eastern Standard Time to discuss these results. A question and answer session will follow management's presentation.

To participate, please call the following numbers 10 minutes before the call start time and ask to be connected to the Origin Agritech conference call: Phone Number: +1-877-407-9210 (North America) Phone Number: +1-201-689-8049 (International) In addition, the conference call and slide presentation will be broadcast live over the Internet at: www.originagritech.com.

FREQUENTLY ASKED QUESTIONS

A copy of frequently asked questions (FAQ) and this quarter’s slide presentation will also be available at Origin’s corporate web site, www.originagritech.com.

About Origin

Founded in 1997 and headquartered in Beijing, Origin Agritech Limited (NASDAQ: SEED) is one of China’s leading, vertically-integrated agricultural technology company specializing in agri-biotech research, development and production to supply the growing populations of China. Origin develops, grows, processes, and markets crop seeds to farmers throughout China and parts of Southeast Asia via a network of approximately 3,800 first-level distributors and 6,500 second-level distributors. The hybrid seed industry is estimated at US$2 billion and that is expected to double by 2010. The Company currently operates facilities in 30 of China’s 32 provinces as well as Beijing. Since Origin launched its first entirely internally developed seed in 2003, the Company has developed and commercialized a proprietary seed portfolio of twelve corn hybrids, twelve rice hybrids and two canola hybrids. For further information, please log on www.originagritech.com.

Forward Looking Statements

This release contains forward-looking statements. All forward-looking statements included in this release are based on information available to us on the date hereof. These statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results to differ materially from those implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "targets," "goals," "projects," "continue," or variations of such words, similar expressions, or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. Neither we nor any other person can assume responsibility for the accuracy and completeness of forward-looking statements. Important factors that may cause actual results to differ from expectations include, but are not limited to, those risk factors discussed in Origin's filings with the SEC including its annual report on Form 20-F filed with the SEC on February 27, 2008. We undertake no obligation to revise or update publicly any forward-looking statements for any reason.

CONSOLIDATED BALANCE SHEETS (Audited) (In thousands, except share data)

	September 30,
	2006	2007	2007
	RMB (audited)	RMB (audited)	US$
Assets
Current assets:
Cash and cash equivalents	140,953	162,314	21,663
Debt securities	146,816	133,968	17,880
Accounts receivable, less allowances for doubtful amounts RMB1,388 and RMB1,876 as of September 30, 2006 and 2007, respectively	12,467	2,750	367
Due from related parties	6,868	7,384	986
Advances to suppliers	3,559	1,029	137
Advances to growers	49,250	24,452	3,263
Inventories	343,575	449,207	59,952
Income tax recoverable	2,186	1,760	235
Prepaid expenses and other current assets	12,766	11,459	1,529

Total current assets	718,440	794,323	106,012
Land use rights, net	16,923	21,554	2,877
Plant and equipment, net	125,425	143,043	19,091
Equity investments	38,888	58,882	7,858
Goodwill	10,900	16,665	2,224
Due from related parties	6,500	7,325	978
Acquired intangible assets, net	29,878	43,057	5,746
Deferred income tax assets	4,042	12,828	1,712
Other assets	33,130	13,306	1,776

Total assets	984,126	1,110,983	148,274

Liabilities, minority interests and shareholders’ equity
Current liabilities:
Short-term borrowings	253,000	268,400	35,821
Accounts payable	22,012	14,365	1,917
Due to growers	38,794	17,811	2,377
Due to related parties	10,335	4,233	565
Advances from customers	76,143	82,187	10,970
Deferred revenues	24,101	23,238	3,101
Income tax payable	39,059	39,059	5,213
Other payables and accrued expenses	46,187	50,054	6,680

Total current liabilities	509,631	499,347	66,644

Long-term borrowings	1,880	1,880	251
Convertible notes, net of discount of RMB126,763 as of September 30, 2007	-	173,669	23,178
Embedded derivatives-redemption feature	-	86,937	11,603
Other long-term liabilities	1,000	3,458	461

Total liabilities	512,511	765,291	102,137
Minority interests	13,049	48,775	6,510
Commitments and contingencies
Shareholders’ equity:
Preferred stock (no par value;1,000,000 shares authorized, none issued)	-	-	-
Common stock (no par value; 60,000,000 shares authorized, 23,472,910 shares issued and outstanding as of September 30, 2006; 23,472,910 shares issued and 22,974,059 outstanding as of September 30, 2007)	-	-	-
Additional paid-in capital	340,810	377,324	50,359
Retained earnings (deficit)	121,796	(41,404)	(5,526)
Treasury stock at cost (498,851 shares)	-	(29,377)	(3,921)
Accumulated other comprehensive loss	(4,040)	(9,626)	(1,285)

Total shareholders’ equity	458,566	296,917	39,627

Total liabilities, minority interests and shareholders’ equity	984,126	1,110,983	148,274

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS (Audited) (In thousands, except share data)

	Year ended December 31,	Nine months ended September 30,		Twelve months ended September 30,
	2005	2005	2006	2006	2007	2007
	RMB	RMB	RMB	RMB	RMB	US$
	(audited)	(unaudited)	(audited)	(unaudited)	(audited)

Revenues	207,291	208,380	522,999	521,910	489,379	65,313
Cost of revenues	(129,162)	(126,418)	(362,982)	(365,726)	(462,852)	(61,773)

Gross profit	78,129	81,962	160,017	156,184	26,527	3,540

Operating expenses:
Selling and marketing	(27,037)	(18,993)	(49,651)	(57,695)	(57,994)	(7,740)
General and administrative	(28,983)	(19,712)	(40,933)	(50,204)	(92,246)	(12,311)
Research and development	(6,977)	(5,963)	(13,144)	(14,158)	(28,441)	(3,796)

Total operating expenses	(62,997)	(44,668)	(103,728)	(122,057)	(178,681)	(23,847)

Other operating income	2,309	-	-	-	-	-

Income (loss) from operations	17,441	37,294	56,289	34,127	(152,154)	(20,307)
Interest expense	(1,829)	(1,443)	(5,005)	(5,391)	(21,697)	(2,896)
Share of earnings in equity investee companies	879	305	12,828	13,400	(669)	(89)
Interest income	886	421	8,783	9,249	10,942	1,460
Other income	300	62	2,893	5,441	1,312	175
Changes in the fair value of embedded derivatives	-	-	-	-	12,601	1,682

Income (loss) before income taxes and minority interests	17,677	36,639	75,788	56,826	(149,665)	(19,975)
Income tax expense
Current	(1,313)	(1,563)	(1,428)	(3,832)	(8,737)	(1,166)
Deferred	(92)	358	1,061	3,266	8,786	1,173

Income tax expense	(1,405)	(1,205)	(367)	(566)	49	7

Income (loss) before minority interests	16,272	35,434	75,421	56,260	(149,616)	(19,968)
Minority interests	137	(510)	910	1,558	(13,584)	(1,813)

Net income (loss)	16,409	34,924	76,331	57,818	(163,200)	(21,781)

Net income (loss) per share – basic	RMB1.52	RMB3.49	RMB3.25	RMB 2.46	RMB(7.01)	US$(0.94)

Net income (loss) per share – diluted	RMB1.46	RMB3.49	RMB3.03	RMB 2.30	RMB(7.01)	US$(0.94)

Shares used in calculating basic net income (loss) per share	10,786,719	10,000,000	23,472,910	23,472,910	23,268,062	23,268,062

Shares used in calculating diluted net income (loss) per share	11,220,157	10,000,000	25,187,753	25,187,753	23,268,062	23,268,062

Cash dividend per share	RMB0.73	-	-	-	-	-

CONTACT:
Origin Agritech Limited
Irving Kau, 760-918-1781
Vice President, Finance
Irving.kau@originseed.com.cn
or
Global Consulting Group
Kevin Theiss / Dixon Chen, 646-284-9409
Investor Relations
ktheiss@hfgcg.com
dchen@hfgcg.com